FORM NRSRO

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OMB Number: 3235-0625
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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

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APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
   OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
   Items and/or Exhibits Supplemented: _____

_____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

   Fitch Ratings, Inc.
   _____

   B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:
   N/A
   _____

   (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):
   N/A
   _____

   C. Address of your principal office (do not use a P.O. Box):

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   D. Mailing address, if different:

N/A			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   E. Contact person (See Instructions):

   Jeffrey T. Horvath, Chief Compliance Officer
   _____
   (Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

March 30, 2016   Fitch Ratings, Inc.
_____
(Date)   (Name of the Applicant/NRSRO)

By: _____   Paul Taylor, Chairman, President & CEO
            (Signature)   (Print Name and Title)

2.   A.   Your legal status:

     ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B.   Month and day of your fiscal year end: 12/31 _____

   C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

     State/Country of formation: Delaware _____   Date of formation: 1997 _____

3.   Your credit rating affiliates (See Instructions):

     See attached Item 3.
_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

     Jeffrey T. Horvath, Chief Compliance Officer
_____
(Name and Title)

33 Whitehall Street	New York	NY	10004	
(Number and Street)	(City)	(State/Country)	(Postal Code)	

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

     Applicant will make all exhibits and attachments available for free on its public website

     www.fitchratings.com, via a link on the home page entitled "Regulatory".

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐	N/A	N/A
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐	N/A	N/A
corporate issuers	☐	N/A	N/A
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

N/A

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	43,798	1964
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☑	3,077	1973
corporate issuers	☑	16,734	1927
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	41,517	1979
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	198,375	1927

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions, free of charge on a non-selective basis on its public website, www.fitchratings.com.

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8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☑ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☑ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☑ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☑ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.



Item 3.   **Credit Rating Affiliates.**

For the avoidance of doubt, this application covers all branches of the entities listed below, including those operating in other countries.

Legal Entity	Address
Fitch Australia PTY, Limited	Level 15 77 King Street, Sydney NSW 2000, Australia
Fitch Ratings Brasil Ltda.	Praça XV de Novembro, 20, Sala 401-B Centro, CEP 20.010-010, Rio de Janeiro, Brazil
Fitch France S.A.S.	60 rue de Monceau, Paris 75008, France
Fitch Deutschland GmbH	Neue Mainzer Strasse 46 – 50, 60311 Frankfurt am Main, Germany
Fitch (Hong Kong) Limited	19/F Man Yee Building, 68 Des Voeux Road Central, Hong Kong
Fitch Italia S.p.A.	Via Morigi, 6, Ingresso Via Privata Maria Teresa, 8, 20123 Milano, Italy
Fitch Ratings Japan Limited	Kojimachi Crystal City East Wing 3rd Floor, 4-8 Kojimachi, Chiyoda-ku 102-0083 Tokyo, Japan
Fitch Mexico S.A. de C.V.	Edificio Connexity, Prol. Alfonso Reyes No. 2612, Piso 8 Col. Del Paseo Residencial Monterrey, N.L., Mexico
Fitch Polska SA	Krolewska 16, 00-103 Warsaw, Poland
Fitch Ratings Singapore Pte Ltd	6 Temasek Boulevard, #35-05, Suntec Tower 4, Singapore 038986
Fitch Ratings España, S.A.U.	Paseo de Gracia, 85, 7th Floor, Barcelona, 08008, Spain
Fitch Ratings Limited	30 North Colonnade, Canary Wharf, London, E14 5GN, United Kingdom
Fitch Ratings CIS Limited[1]	30 North Colonnade, Canary Wharf, London, E14 5GN, United Kingdom

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[1] Fitch Ratings CIS Limited, a branch of Fitch Ratings Ltd doing business in Russia and the CIS, is incorporated in the United Kingdom.

Fitch Ratings, Inc.

Changes to Form NRSRO
That Have Been Updated for the 2016 Annual Certification

1.   **Item 3.**   Fitch Southern Africa (PTY) Limited has been removed as a credit rating affiliate.

4.   **Exhibits 3, 5 and 7.** The file maintenance polices were removed from the Code of Ethics. Changes to the Code of Conduct were made to conform with IOSCO. A whistleblower clause was added to the Global Confidentiality Policy and the formerly stand-alone Confidentiality Statement was integrated into it. The Global Securities Trading and Conflicts of Interest policy was modified to include an addition that requires all Analytical Group Employees who change groups to be subject to the Group Investment Restrictions of both the new and old group for sixty days after the change. The policies concerning Rating Solicitation as well as Business and Relationship Management were amended to implement requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The policy defining Ancillary Business was updated to remove obsolete rating products and language. The Firewall Policy was updated to reflect ownership structure changes. The policy concerning Analytical Leavers was updated to align the definition of rated entity with regulation, to add a provision to ensure the independence of the Designated Person and to add file maintenance provisions. Supporting templates were revised accordingly.

5.   **Exhibit 4.** The org charts have been updated to reflect the ownership changes of Fitch Group, Inc., effective March 2016.

8.   **Exhibit 9.** Exhibit 9 has been updated to reflect the new Chief Compliance Officer.